King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 Main: (404) 572-4600 Fax: (404) 572-5100

Keith M. Townsend Direct Dial: (404) 572-3517 Direct Fax: (404) 572-5100 ktownsend@kslaw.com

July 18, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Justin Dobbie

Re:	Wingstop Inc.
Registration Statement on Form S-3
Filed July 1, 2016
File No. 333-212393

Dear Mr. Dobbie:

On behalf of Wingstop Inc. (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-3, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2016 (as amended, the “Registration Statement”).

Amendment No. 1 has been revised to reflect the Company’s response to the comment received on July 14, 2016 from the staff of the Commission (the “Staff”). For your convenience, this letter sets forth in italics the Staff’s comment before the response. Page references in the text of this response letter correspond to page numbers in Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Selling Stockholder, page 10

1.	Please revise this section to disclose the nature of any position, office, or other material relationship which Mr. Aronson has had with the company within the past three years. Refer to Item 507 of Regulation S-K. In this regard, we note that Mr. Aronson is the chairman of your board of directors.

Securities and Exchange Commission

July 18, 2016

Response: In response to the Staff’s comment, the Company has supplemented the disclosure in footnote one to the Selling Stockholder table on page 10 to note that Mr. Aronson has served as the chairman of the Company’s Board of Directors since February 2015 and is a member of the Company’s Compensation Committee.

* * * *

If we can be of any assistance in explaining these responses or the changes in Amendment No. 1, please let us know. Please contact me with any questions or comments at (404) 572-3517.

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Charles Morrison, Wingstop Inc.
Michael Mravle, Wingstop Inc.
Carrie A. Ratliff, King & Spalding LLP